UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Explanatory Note

In relation to our voluntary conversion of our secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), we submitted with the Hong Kong Stock Exchange an announcement of voluntary conversion to dual-primary listing on The Main Board of The Stock Exchange of Hong Kong Limited, attached as Exhibit 99.1 to this current report on Form 6-K, and our Eighth Amended and Restated Memorandum of Association, attached as Exhibit 99.2 to this current report on Form 6-K. In addition, we published the following documents on the website of the Hong Kong Stock Exchange: a company information sheet, a list of directors and their roles and functions, audit committee charter, compensation committee charter and nominating and corporate governance committee charter. These documents are also available on the Company’s website at https://ir.bilibili.com.

Exhibit Index

Exhibit 99.1 – Announcement with The Stock Exchange of Hong Kong Limited – Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

Exhibit 99.2 – Eighth Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By:	/s/ Xin Fan
Name:	Xin Fan
Title:	Chief Financial Officer

Date: September 29, 2022